06050712

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
DEC 14 2006
503

SEC FILE NUMBER
8- 43206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-05 (MM/DD/YY) AND ENDING 09-30-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Templeton Franklin Investment Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway
(No. and Street)

San Mateo (City) CA (State) 94403-1906 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Corcoran (650) 525-7510
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name - *if individual, state last, first, middle name*)

3 Embarcadero Center (Address) San Francisco (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 22 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael J. Corcoran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Templeton Franklin Investment Services, Inc., as of September 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Financial Officer
Title

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on
This 12th day of December, 2006
By [redacted] Michael J. Corcoran
Personally known to me or proved to me on the basis of
Satisfactory evidence to be the person(s) who appeared before me

Barbara Ann Pedersen
Notary Public

BARBARA ANN PEDERSEN
Commission # 1540656
Notary Public - California
San Mateo County
My Comm. Expires Jan 1, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ~~☑ (c)~~ Statement of Income (Loss).
- ~~☑ (d)~~ Statement of Changes in Financial Condition.
- ~~☑ (e)~~ Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ~~☑ (f)~~ Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ~~☑ (g) Computation of Net~~ Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3.3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ~~☑ (k) A~~ Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)* (3).

PRICEWATERHOUSECOOPERS

Templeton/Franklin Investment Services, Inc. and Subsidiary

Report on Audit of Consolidated Statement of Financial Condition

September 30, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

Board of Directors of
Templeton/Franklin Investment Services, Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Templeton/Franklin Investment Services, Inc. (an indirect wholly-owned subsidiary of Franklin Resources Inc.) and subsidiary as of September 30, 2006, in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

December 12, 2006

Templeton/Franklin Investment Services, Inc. and Subsidiary
Consolidated Statement of Financial Condition
September 30, 2006

Assets	
Cash and cash equivalents	$ 3,098,970
Commission and distribution fees receivable	606,063
Other receivables	1,690,170
Investment securities, at fair value	226,800
Deferred sales commissions	25,203
Prepaid expenses and other	22,686
Due from affiliates	3,368
Total assets	$ 5,673,260
Liabilities and stockholder's equity	
Liabilities	
Commission and distribution payable	$ 1,888,333
Trade payables and accrued expenses	308,199
Due to affiliates	726,877
Deferred taxes	36,645
Total liabilities	2,960,054
Stockholder's equity	
Common stock, $10 par value, 10,000 share authorized; 100 shares issued and outstanding	1,000
Capital in excess of par	32,021,379
Accumulated deficit	(29,309,173)
Total stockholder's equity	2,713,206
Total liabilities and stockholder's equity	$ 5,673,260

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Business

Templeton/Franklin Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Templeton Worldwide, Inc. ("TWW"), which is an indirect wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin"). The Company is registered with the United States Securities and Exchange Commission as a broker dealer.

The Company's subsidiary, Templeton Franklin Global Distribution Ltd. ("TFGD"), is a corporation organized under the laws of the commonwealth of Bermuda. TFGD provides investment advice, consultation, marketing, distribution and management or administrative services to its sponsored funds. It earns revenue from providing these services to its sponsored funds based on a percentage of assets under management. All services are provided under contracts that set forth the fees to be charged and the basis for such fees.

On December 1, 2005, TFGD began financing commissions for Class B and Class C shares of Franklin Floating Rate Fund Plc (the "Fund"). Prior to that, Lightning Finance Company Limited ("LFL") acted as sub-distributor for the Class B and Class C shares of the Fund through September 30, 2006. After September 30, 2006, the Fund and TFGD became sub-distributor of the Fund's Class B and Class C shares with an independent third party becoming the Distribution and Commissioning paying agent.

2. Significant Accounting Policies

Basis of Presentation

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require the use of estimates made by management. Actual amounts may differ from these estimates. The consolidated financial statements include the accounts of Templeton/Franklin Investment Services, Inc. and its wholly-owned subsidiary. All material intercompany accounts and transactions between the Company and its subsidiary have been eliminated from the consolidated financial statements.

Deferred Sales Commissions

Sales commissions paid to financial intermediaries in connection with the sale of Franklin Floating Rate Fund Plc Class A, Class B and Class C shares are deferred and amortized on a straight-line basis over a period of up to 48 months, the period in which management estimates that such commissions will be recovered from distribution plan payments and contingent deferred sales charges.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits with banks and amounts held in a money market fund for which an affiliate acts as investment adviser. Due to the relatively short-term nature of this instrument, the carrying value approximates fair value.

Investment Securities

Investment securities are carried at fair value, which is based on the last reported net asset value per share. Realized gains and losses are recognized using cost of securities determined by the specific identification method.

Income Taxes

The Company is included in the consolidated federal and combined California state income tax returns for Franklin. The Company also files a separate Florida state income tax return.

Under an intercompany tax sharing agreement (Agreement), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its net operating losses, except in Florida where a separate return has been filed. As a result of this exception to the separate company method, the Company does not record in its balance sheet deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin in the year originated at the Company. To the extent that on a separate company basis a valuation allowance against these deferred tax assets would be required, that valuation allowance would also be transferred to Franklin. The Company tracks these net operating loss deferred tax assets in a separate memorandum account and assesses them for continuing need for a valuation allowance on a separate company basis. If, on a separate company basis the valuation allowance were released, the release of such valuation allowance would be reflected in the income statement of the Company in the year of release. Consistent with the Agreement, upon release of the valuation allowance the deferred tax asset would be treated, at that time, as having been settled with the Parent.

Consistent with the separate company method, and other than as described above, the Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. These deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred charges in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.

3. Deferred Sales Charge

During 2006, the Company's subsidiary, TFGD, financed the selling commissions on Class B and Class C shares of the Franklin Floating Rate Fund Plc. On September 29, 2006, TFGD and a third party entered into a DSC Purchase Agreement under which the third party purchased TFGD's rights to Class B and Class C share deferred sales charges funded by TFGD during the year. Proceeds from the sale totaled $1,690,170 which is included in other receivables.

4. Investment Securities, at Fair Value

Investment securities owned consist of the Company's investment in NASDAQ common stock. As of September 30, 2006 the investment securities had a cost basis of $132,000 and gross unrealized gain of $94,800. The total fair value of investment securities at September 30, 2006 amounted to $226,800.

5. Income Taxes

The major components of the net deferred tax liability as of September 30, 2006 were as follows:

Deferred taxes	
Separate filing state tax net operating loss carry-forwards	$ 257,098
Total deferred tax assets	257,098
Valuation allowance for tax carry-forwards	(253,354)
Deferred tax assets, net of valuation allowance	3,744
Investment securities, other	36,645
Other	3,744
Total deferred tax liabilities	40,389
Net deferred tax liability	$ 36,645

The Company maintains memorandum accounting of its Federal and California net operating loss carry-forwards for which Franklin has received a dividend.

At September 30, 2006, the Company had approximately $19 million in Federal net operating loss carry-forwards in the form of valuation allowances expiring between 2021 and 2026. The tax impact of those loss carry-forward amounts is approximately $6.7 million reduced by a deferred tax liability of $36,645. The Company has not realized the Federal valuation allowance due to the uncertainty of realizing the tax benefit of the loss carry-forwards in future years.

At September 30, 2006, the Company had approximately $9 million in California state net operating loss carry-forwards in the form of valuation allowances expiring between 2007 and 2015. The tax impact of those loss carry-forward amounts is approximately $0.5 million. The Company has not realized the California state valuation allowance due to the uncertainty of realizing the tax benefit of the loss carry-forwards in future years.

6. Liabilities Subordinated to Claims of General Creditors

For the period ended September 30, 2006, the Company did not have any liabilities subordinated to claims of general creditors.

7. Related Party Transactions

Certain expenses are allocated to the Company for costs incurred by affiliated companies, which benefit the Company. Amounts due to, due from affiliates relate to these transactions.

Franklin has agreed to continue to provide the financial support necessary to fund the Company's operations.

8. Legal Proceedings

Franklin and certain of its subsidiary companies including, Templeton Franklin Investment Services, Inc., as well as most of the mutual funds within Franklin Templeton Investments and certain current or former officers, directors, and/or employees, have been named in private lawsuits (styled as shareholder class actions, or as derivative actions on behalf of the named funds and consolidated for pretrial purposes) relating to allegedly excessive: advisory fees, 12b-1 fees, and director compensation, and to marketing support payments to securities dealers who sell fund shares.

Management believes that the claims made in each of these lawsuits are without merit and intends to vigorously defend against them. The Company cannot predict with certainty, however, the eventual outcome of these private lawsuits, nor whether they will have a material negative impact on the Company.

Franklin is involved from time to time in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of such claims will not materially affect the Company's business, financial position or results of operations.

9. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). In accordance with Rule 15c3-1, the Company is required to maintain a minimum net capital of either the greater of 6-2/3% of aggregate indebtedness or $5,000. In addition, the Company is required to maintain a ratio of aggregate indebtedness to net capital, both as defined, not in excess of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. As of September 30, 2006, the Company had net capital of $1,299,401 which was $1,294,401 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1.